Contact:  Mr. Thomas L. Langford                          For Immediate Release
          Executive Vice President
          Direct Dial: 617-589-7424
          Fax: 617-589-1640

               Commercial Cold Storage To Acquire The Nordic Group


Boston, MA, August 12, 1998 - Stone & Webster, Incorporated (NYSE:SW) announced today, that its subsidiary, Commercial Cold Storage, Inc., has reached a definitive agreement to acquire the stock of The Nordic Group. The closing of the acquisition is subject to certain conditions stated in the agreement. The Nordic Group, headquartered in Wilmington, NC, is a leader in the ownership and operation of public refrigerated warehouses throughout the Southeast. They own eleven refrigerated facilities in North Carolina, South Carolina, Alabama, Mississippi and Ohio comprised of 22.7 million cubic feet of frozen and refrigerated space.

Stone & Webster is a global leader in engineering, construction, and consulting for the power, process, environmental/infrastructure and industrial markets.